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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         ------------------------------

                               DEXTER CORPORATION
                                (Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE                            252165105
    (Title of class of securities)                              (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-3000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000


                                 AUGUST 9, 1999
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

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#457985 v4

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 2 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     ------------------------------------------------ ------------------------------
                                  8               SHARED VOTING POWER:                                        1,637,000

                          -------------------     ------------------------------------------------ ------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     ------------------------------------------------ ------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   1,637,000

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,637,000
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           7.11%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 3 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    ------------------------------------------------------------------------------------ ------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware

----------------------    ------------------------------------------------------------------------------------ ------------------
                                  7               SOLE VOTING POWER:                                          1,637,000
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH

                          -------------------     ------------------------------------------------ ------------------------------
                                  8               SHARED VOTING POWER:                                                0


                          -------------------     ------------------------------------------------ ------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                     1,637,000


                          -------------------     ------------------------------------------------ ------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                           0


         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,637,000
----------------------    ------------------------------------------------------------------------------------ ------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]

----------------------    ------------------------------------------------------------------------------------ ------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           7.11%
----------------------    ------------------------------------------------------------------------------------ ------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------------------ ------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 4 of 11 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    ------------------------------------------------------------------------------------ ------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY PRODUCTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                         [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------------------ ------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     ------------------------------------------------ ------------------------------
                                  8               SHARED VOTING POWER:                                        1,637,000

                          -------------------     ------------------------------------------------ ------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     ------------------------------------------------ ------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   1,637,000

----------------------    ------------------------------------------------------------------------------------ ------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,637,000
----------------------    ------------------------------------------------------------------------------------ ------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]

----------------------    ------------------------------------------------------------------------------------ ------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           7.11%

----------------------    ------------------------------------------------------------------------------------ ------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------------------ ------------------


                     This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D (the "Schedule 13D") filed on April 22, 1999, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments") and International Specialty Products Inc. ("ISP" and, together with ISP Opco and ISP Investments, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share (the "Common Stock"), of Dexter Corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 2.              IDENTITY AND BACKGROUND

                     The name, position, business address and citizenship of each director and executive officer of ISP Opco are set forth on Schedule A hereto.

                     The name, position, business address and citizenship of each director and executive officer of ISP Investments are set forth on Schedule B hereto.

                     The name, position, business address and citizenship of each director and executive officer of ISP are set forth on Schedule C hereto.

                     None of the Reporting Persons nor any of the persons listed on Schedules A through C hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

                     Except as set forth above, the response of the Reporting Persons to this Item 2 as previously disclosed in the Schedule 13D has not changed.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Since the filing of the Schedule 13D, ISP Investments purchased an aggregate of 484,600 Shares for total consideration (including brokerage commissions) of $18,913,058 from working capital of ISP Investments, loans from affiliates and borrowings pursuant to standard margin arrangements.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

                     As of the filing of this Amendment No. 1, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 1,637,000 Shares, representing approximately 7.11% of the Common Stock outstanding on August 10, 1999 (based on 23,037,976 shares of Common Stock outstanding as of June 30, 1999, as set forth in the Company's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 1999), which Shares were purchased for an average price per Share of $30.089 (including brokerage commissions). ISP Investments has direct beneficial ownership of all of such Shares.

                     ISP Investments has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares. ISP Opco, by virtue of its ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. ISP, by virtue of its ownership of all of the outstanding common stock of ISP Opco, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares. Mr. Heyman, by virtue of his beneficial ownership (as defined in Rule 13d-3) of approximately 76% of the capital stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the Shares.

                     In the past 60 days, ISP Investments effected transactions in Shares in open market transactions as set forth in Schedule D hereto.



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:   August 11, 1999

                                          ISP OPCO HOLDINGS INC.
                                          ISP INVESTMENTS INC.
                                          INTERNATIONAL SPECIALTY PRODUCTS INC.


                                          By: /s/ Richard A. Weinberg
                                              ----------------------------------
                                              Executive Vice President,
                                              General Counsel and Secretary

                                   SCHEDULE A

                     The name and position of the directors and executive officers of ISP Opco Holdings Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                                                Position
----                                                --------
Sunil Kumar                                         President and Chief Executive Officer

Carl R. Eckardt                                     Executive Vice President - Corporate Development

Randall R. Lay                                      Executive Vice President and Chief Financial Officer

Richard A. Weinberg                                 Director, Executive Vice President, General Counsel and Secretary

Andrew G. Mueller                                   Executive Vice President - Operations

Barry A. Crozier                                    Director and Vice President

Arthur W. Clark                                     Director and Manager - Banking and Cash Operations



Mr. Crozier is a certified public accountant with Belfint, Lyons & Shuman, an accounting firm, the address of which is 200 West 9th Street, Suite 600, Wilmington, Delaware 19801.

                                   SCHEDULE B

                     The name and position of the directors and executive officers of ISP Investments Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                                                Position
----                                                --------
Sunil Kumar                                         President and Chief Executive Officer

Randall R. Lay                                      Executive Vice President and Chief Financial Officer

Richard A. Weinberg                                 Director, Executive Vice President, General Counsel and Secretary

Andrew G. Mueller                                   Executive Vice President - Operations

Barry A. Crozier                                    Vice President and Director

Arthur W. Clark                                     Director and Manager - Banking and Cash Operations



Mr. Crozier is a certified public accountant with Belfint, Lyons & Shuman, an accounting firm, the address of which is 200 West 9th Street, Suite 600, Wilmington, Delaware 19801.

                                   SCHEDULE C

           The name and position of the directors and executive officers of International Specialty Products Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                                                Position
----                                                --------
Samuel J. Heyman                                    Director and Chairman

Sunil Kumar                                         Director, President and Chief Executive Officer

Carl R. Eckardt                                     Director and Executive Vice President - Corporate Development

Randall R. Lay                                      Executive Vice President and Chief Financial Officer

Richard A. Weinberg                                 Executive Vice President, General Counsel and Secretary

Andrew G. Mueller                                   Executive Vice President - Operations

Harrison J. Goldin                                  Director

Charles M. Diker                                    Director

Sanford Kaplan                                      Director

Burt Manning                                        Director


Mr. Goldin is the senior managing director of Goldin Associates, L.L.C., a consulting firm, the address of which is 767 Fifth Avenue, New York, New York 10153. Mr. Diker is a non-managing principal of Weiss, Peck & Greer, an investment management firm, the address of which is 1 New York Plaza, New York, New York 10004. Mr. Kaplan is a private investor and consultant. Mr. Manning is Chairman Emeritus of J. Walter Thompson Company, a multinational advertising company, and President of Brookbound Incorporated, a strategic consultancy company, the address of which is 1200 Summer Street, Stamford, CT 06905.

                                   SCHEDULE D

           The following schedule sets forth information with respect to each purchase of Shares which was effectuated by the Reporting Persons during the past 60 days. All transactions were effectuated in the open market through a broker.

          ISP Investments Inc. (through ISP Investments Grantor Trust)


                           Number of Shares
     Date                  Purchased/(Sold)             Price per Share*
     ----                  ----------------             ----------------

   06/15/99                      1,100                      $38.5000
   06/15/99                      3,900                       38.3750
   06/15/99                      5,000                       38.5000
   06/24/99                    (25,000)                      39.9375
   07/13/99                     (2,900)                      40.3125
   07/22/99                      4,600                       39.2500
   07/22/99                      5,000                       39.3750
   07/23/99                      5,000                       39.3750
   07/26/99                      4,300                       39.5000
   07/26/99                        200                       39.3750
   07/26/99                        200                       39.4375
   07/28/99                      2,000                       39.3125
   07/28/99                      1,500                       39.4375
   07/28/99                      1,200                       39.3125
   07/28/99                      1,000                       39.7500
   07/28/99                      1,000                       39.6250
   07/28/99                      1,000                       39.5000
   08/03/99                     (6,300)                      38.5000
   08/05/99                      3,500                       38.3125
   08/06/99                     (3,500)                      38.1250
   08/09/99                    158,400                       37.8750
   08/09/99                     90,000                       37.7500
   08/10/99                      4,000                       36.8750
   08/10/99                      2,500                       36.8125
   08/10/99                      2,700                       36.7500
   08/10/99                      1,100                       36.6250
   08/10/99                      1,100                       36.6875
   08/11/99                      4,000                       37.4375
   08/11/99                      1,000                       37.2500


*Excluding commissions